Scholar Rock Holding Corporation

620 Memorial Drive, 2nd Floor

Cambridge, MA 02139

June 6, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Scholar Rock Holding Corporation: Registration Statement on Form S-3 filed June 3, 2019 (File No. 333-231920)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Scholar Rock Holding Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 10, 2019, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Laurie Burlingame of Goodwin Procter LLP at (617) 570-1879.

Sincerely,
Scholar Rock Holding Corporation

/s/ Nagesh K. Mahanthappa

Nagesh K. Mahanthappa, Ph.D.
President and Chief Executive Officer

cc:                                Rhonda M. Chicko, Scholar Rock Holding Corporation

Junlin Ho, Scholar Rock Holding Corporation

Kingsley L. Taft, Esq., Goodwin Procter LLP

Laurie Burlingame, Esq., Goodwin Procter LLP